June 21, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cambium Networks Corporation
Registration Statement on Form S-1
File No. 333-231789

Acceleration Request
Requested Date: June 25, 2019
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between June 13, 2019 and June 21, 2019 at 5:00 p.m., Eastern Standard Time, approximately 2,559 copies of the Preliminary Prospectus of Cambium Networks Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Registrant”), dated June 13, 2019 were distributed by the underwriters to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on June 25, 2019, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours, J.P. MORGAN SECURITIES LLC GOLDMAN SACHS & CO. LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

J.P. MORGAN SECURITIES LLC

By:	/s/ Greg Chamberlain
Authorized Signatory

GOLDMAN SACHS & CO. LLC

By:	/s/ William D. Connolly
Authorized Signatory

cc:

Atul Bhatnagar

Sally J. Rau

Cambium Networks Corporation

Martin A. Wellington

Helen Theung

Sidley Austin LLP

Jeffrey D. Saper

Robert G. Day

Catherine D. Doxsee

Wilson Sonsini Goodrich & Rosati, P.C.